UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

XTI Aerospace, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

98423K108

(CUSIP Number)

November 19, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423K108
1.	Names of Reporting Persons Nadir Ali
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,627,675 (1)
	6.	Shared Voting Power -2- (1)
	7.	Sole Dispositive Power 21,627,675 (1)
	8.	Shared Dispositive Power -2- (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,627,677 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 21,627,674 shares of common stock of XTI Aerospace, Inc. (the “Issuer”), par value $0.0001 per share (the “common stock”) currently held and issued to the Reporting Person on November 19, 2024 in connection with a fully vested restricted stock grant; (ii) 1 share of common stock held of record by the Reporting Person, (iii) 1 share of common stock held of record by Lubna Qureishi, Mr. Ali’s wife, and (iv) 1 share of common stock held of record by the Qureishi Ali Grandchildren Trust, of which Mr. Ali is the joint-trustee (with his wife Lubna Qureishi) of the Qureishi Ali Grandchildren Trust and has shared voting and investment control over the shares held.

(2)	Calculated based on an aggregate of 216,493,235 shares of the Issuer’s common stock outstanding, issued and outstanding as of November 19, 2024, as set forth in the Issuer’s Current Report on Form 8-K filed on November 21, 2024.

Item 1.

	(a)	Name of Issuer XTI Aerospace, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 8123 Interport Blvd., Suite C Englewood, CO 80112

Item 2.

	(a)	Name of Person Filing Nadir Ali (“Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence: 555 Bryant St., #590, Palo Alto, CA, 94301, USA

	(c)	Citizenship Mr. Ali is a citizen of the United States of America.

	(d)	Title of Class of Securities Common Stock, par value $0.0001

	(e)	CUSIP Number 98423K108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover page.

	(b)	Percent of class: See the responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2024

/s/ Nadir Ali
Nadir Ali

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